UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32326

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

U. S. Shipping Partners L.P.

Full name of Registrant

Former name if applicable

399 Thornall Street, 8th Floor

Address of Principal Executive Office (Street and Number)

Edison, NJ 08837

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

          ☒             (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                           (b)          The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period:

The Partnership requires additional time to analyze (i) whether, in light of current market conditions, the value of its Integrated Tug Barge (“ITB”) fleet is impaired and, if so, the amount of such impairment to the value of its ITBs, (ii) the effect on its interest rate swap agreements of the changes to the interest rate paid under its senior credit facility as a result of the October 20, 2008 amendment to the senior credit facility, and (iii) whether under GAAP the financial condition and results of operations of the Partnership's joint venture to construct up to nine product tankers should continue to be consolidated in the Partnership's financial statements in light of the Partnership's conclusion that, in light of the Partnership's financial condition and current market conditions, it is unlikely that the Partnership will recover its equity investment in the Joint Venture.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Albert Bergeron	(732) 635-2705

	(Name)	(Area Code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):

			☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

			☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Partnership currently carries its ITB fleet on its balance sheet at a value of $103.2 million. If the value of the ITB fleet is impaired, which is likely, the Partnership must, under generally accepted accounting principles, write-down the value of the ITBs to their current estimated value, based on the discounted expected future cash flows of the ITBs. At this time, based on a preliminary analysis, the Partnership expects that the ITB impairment charge will range from $66 million to $77 million. Any write-down will reduce the Partnership’s assets and Partner’s equity and increase the Partnership’s net loss for the three and nine months ended September 30, 2008.

          Consistent with generally accepted accounting principles, the condensed consolidated financial statements for the quarter ended September 30, 2008 are expected to be prepared on the basis that the Partnership will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, due to continued liquidity constraints, there remains substantial doubt about the Partnership’s ability to repay its indebtedness and, accordingly, in such circumstances to continue as a going concern.

U. S. Shipping Partners L. P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2008	By:	/s/ Albert Bergeron

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.